Exhibit 99.3
NEWS RELEASE
INTEROIL CORPORATION ANNOUNCES PUBLIC OFFERINGS
November 4, 2010 — InterOil Corporation (IOC:NYSE)(IOC:POMSoX) today announced its intention to offer, subject to market and other conditions, a concurrent public offering of convertible senior notes due 2015 and common shares. IOC is authorized to raise gross proceeds of up to US$280 million from the combined offerings, including over-allotments. IOC has granted the underwriters of the offerings a 30-day option to purchase 15% of each security to cover over-allotments, if any, which amount is included in the above number.
Each offering will be made pursuant to an individual preliminary prospectus supplement to InterOil’s base shelf prospectus dated November 2, 2010.
Morgan Stanley & Co. Incorporated and Macquarie Capital (USA) Inc. will act as joint book-running managers on behalf of the underwriters for the common shares offering. Morgan Stanley & Co. Incorporated will act as the sole book-running manager and Macquarie Capital (USA) Inc. will act as the joint lead manager on behalf of the underwriters for the convertible note offering.
InterOil intends to use the net proceeds from this offering, including the proceeds from any exercise of the over-allotment option, for the development and construction in Papua New Guinea of a proposed condensate stripping plant and related facilities, a liquefied natural gas plant and related facilities, other exploration and development activities in Papua New Guinea, the repayment of the $25 million loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes.
A registration statement relating to these securities has been filed with and declared effective by the U.S. Securities and Exchange Commission, and the base shelf prospectus and each of the respective preliminary prospectus supplements relating to these securities has been filed with certain provincial securities regulatory authorities in Canada.
A copy of the preliminary prospectus supplement and the short form base shelf prospectus may be obtained from Morgan Stanley & Co. Inc., Attention: Prospectus Department, 180 Varick Street 2nd Floor, New York, N.Y. 10014, phone: (866) 718-1649 (toll free), or from Macquarie Capital (USA) Inc., Attention: Prospectus Department, 125 West 55th Street, 22nd Floor, New York, NY 10019, email: us.prospectus@macquarie.com, phone: (212) 231-6112.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus supplement and accompanying base prospectus and registration statement relating to this offering may also be obtained at www.sedar.com or the SEC’s website at www.sec.gov.
About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.
FOR INVESTOR RELATIONS ENQUIRIES:
Wayne Andrews
V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: 281-292-1800
Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the anticipated offering and sale of the common shares and notes, the over-allotment option, proposed uses of the net proceeds raised through this offering , the approvals of the New York Stock Exchange, and other statements that express management’s expectations or estimates of future developments, circumstances or results. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.
Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.